SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       INLAND MONTHLY INCOME FUND II, L.P.
                            (Name of Subject Company)

    MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10,
   LLC; MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 9, LLC;
              MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                         Amount of
         Valuation*                                          Filing Fee

         $1,980,000.00                                       $233.05

 * For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $165 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            233.05
         Form or Registration Number:       SC TO-T
         Filing Party:                      MacKenzie Patterson Fuller, Inc.
         Date Filed:                        August 2, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of August 2, 2005 and amended August 30, 2005 and September 13, 2005, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; and MPF FLAGSHIP FUND 9, LLC (collectively the "Purchasers") to purchase up to 12,000 limited partnership units (the "Units") in Inland Monthly Income Fund II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $165 per Unit, less the amount of any distributions declared or made with respect to the Units between August 2, 2005 (the "Offer Date") and September 16, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 166 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 166 Units, or approximately 0.33% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MPF-NY 2005, 33 units; MP Value Fund 8, LLC, 133 Units.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 28, 2005

MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL
FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 9, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Vice President of Manager
         or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
----------------------------------